希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

RECEIVED
2007 OCT 29 A 11:

Our Ref : SEC/TW/USSEC/L299-07cc/fy
Your Ref :

16 October 2007

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

07027635

SUPPL

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617 - Continuing Connected Transaction

We, a company incorporated in Hong Kong, furnish a copy of each of the following documents dated 15 October 2007 regarding the subject matter for your records:-

1. a full announcement regarding continuing connected transaction published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.hysan.com.hk; and

2. a notification announcement published in the newspapers notifying the publication of announcement as mentioned in item 1 above.

PROCESSED
OCT 31 2007
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

dlw 10/30

Enc.

TW/PLW

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code : 00014)

Continuing Connected Transaction

Reference is made to the announcements of the Company dated 7 June 2006 and 25 January 2007 in respect of a lease arrangement for Shop G13 on the Ground Floor and portion of Lower Ground Floor (Shops 11-12), Lee Gardens Two, 28 Yun Ping Road, Causeway Bay, Hong Kong (the "Existing Lease") between Barrowgate Limited ("Barrowgate"), a 65.36% indirect non-wholly owned subsidiary of Hysan Development Company Limited ("Hysan" or the "Company", Hysan and its subsidiaries are referred to as "Hysan Group") and Hang Seng Bank Limited ("Hang Seng"). Hang Seng is a substantial shareholder of Barrowgate holding 24.64% equity interest, and hence a connected person of the Company under the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). On 15 October 2007, Barrowgate entered into a surrender agreement with Hang Seng whereby Hang Seng agreed to surrender the premises under the Existing Lease with effect tentatively from 14 February 2008 subject to Hang Seng successfully entering into a new lease mentioned hereafter. Upon the surrender, both Barrowgate and Hang Seng shall release each other from all future liabilities, claims and demands arising from the Existing Lease.

On 15 October 2007, Barrowgate entered into an Agreement for Lease ("Agreement for Lease") whereby Barrowgate agreed to enter into leases with Hang Seng in respect of Shop G13A on the Ground Floor and Shops 2-10 and 11-12 on the Lower Ground Floor, Lee Gardens Two, 28 Yun Ping Road, Causeway Bay, Hong Kong for a fixed term of 6 years (the "New Lease"). Accordingly, the New Lease will constitute a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules. As each of the percentage ratios (other than the profit ratio) in respect of the New Lease between the Group and Hang Seng on annual basis is less than 2.5%, the transaction is only subject to the announcement, reporting and annual review requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

Pursuant to Rule 14A.35(1), Dao Heng Securities Limited, the independent financial adviser to the Board of Directors of Hysan, is of the view that the term of the New Lease with duration longer than 3 years is required and it is normal business practice for lease of this type to be of such duration.

BACKGROUND

Reference is made to the announcements of the Company dated 7 June 2006 and 25 January 2007 in respect of the Existing Lease between Barrowgate and Hang Seng. As at the date of this announcement, Hang Seng is a substantial shareholder of Barrowgate holding 24.64% equity interest. As such, Hang Seng is a connected person of the Company and the Existing Lease constituted a continuing connected transaction under the Listing Rules. On 15

October 2007, Barrowgate entered into a surrender agreement with Hang Seng whereby Hang Seng agreed to surrender the premises under the Existing Lease with effect tentatively from 14 February 2008 subject to Hang Seng successfully entering into a new lease mentioned herein. Upon the surrender, both Barrowgate and Hang Seng shall release each other from all future liabilities, claims and demands arising from the Existing Lease.

On 15 October 2007, Barrowgate entered into an Agreement for Lease whereby Barrowgate agreed to enter into the New Lease with Hang Seng, which will constitute a continuing connected transaction for the Company under the Listing Rules.

DETAILS OF THE NEW LEASE AND THE EXISTING LEASE

The particulars of the New Lease and the Existing Lease are set out below:-

	The Existing Lease	The New Lease
Date	: 7 June 2006	15 October 2007 (Agreement for Lease)
Parties	: Barrowgate as landlord Hang Seng as tenant	Barrowgate as landlord Hang Seng as tenant
Premises	: Shop G13 on Ground Floor and portion of Lower Ground Floor (Shops 11-12), Lee Gardens Two, 28 Yun Ping Road, Causeway Bay, Hong Kong	Shop G13A on Ground Floor and Shops 2-10 and 11-12 on Lower Ground Floor, Lee Gardens Two, 28 Yun Ping Road, Causeway Bay, Hong Kong with an estimated area of 13,590 square feet subject to final measurement *(Note 2)*
Terms *(Note 1)*	: 3 years commencing from 1 October 2006	72 months commencing from 15 October 2007 *(for Shops 2-10 on the Lower Ground Floor)* and 68 months commencing from tentatively 15 February 2008 subject to vacant possession having been delivered by the existing tenant and completion of the landlord's provisions whichever is later *(for Shop G13A on the Ground Floor and Shops 11-12 on the Lower Ground Floor)* *(Note 3)*
Expiry date	: 30 September 2009	14 October 2013
Rent	: HK$1,039,310 per month (exclusive of operating charges, promotion levy and Government rates)	HK$897,102 per month (exclusive of operating charges, promotion levy and Government rates) *(Note 4)*
Operating charges	: HK$59,688 per month (subject to revision by Barrowgate from time to time)	HK$122,310 per month (subject to revision by Barrowgate from time to time) *(Note 4)*
Promotion levy	: HK$6,632 per month (subject to revision by Barrowgate from time to time)	HK$13,590 per month (subject to revision by Barrowgate from time to time) *(Note 4)*

Maximum aggregate annual value ("Annual Cap") *(Note 5)*	:	2007: HK$14,000,000 2008: HK$14,000,000 2009: HK$11,000,000 (on pro-rata basis)	2007: HK$250,000 2008: HK$15,000,000 2009: HK$15,000,000 2010: HK$15,000,000 2011: HK$15,000,000 2012: HK$15,000,000 2013: HK$12,000,000 (on pro-rata basis based on maximum cap)

Notes:-

(1) Hang Seng will surrender the remaining term of the Existing Lease with effect tentatively from 14 February 2008. 3-month rent-free periods are granted under the New Lease commencing tentatively from 15 October 2007 and 15 February 2008 (as the case may be) for the respective units.

(2) The estimated area is subject to final measurement, it is set out herein for the sole purpose of disclosure in this announcement. Nothing herein is intended nor be construed as any representation, guaranty or warranty or any contractual liability on the part of the landlord regarding the area.

(3) Landlord's provisions include works such as erection of partition wall and related works for subdividing the shop.

(4) The annual consideration based on current rates for the rental, operating charges and promotion levy for each of the financial year of 2007, 2008, 2009 and 2010 in relation to the New Lease are HK$242,097, HK$10,507,828, HK$12,396,024 and HK$9,763,527 respectively. The rent for the period from 15 October 2010 to 14 October 2013 will be reviewed at the then prevailing market rent and to be agreed by Barrowgate and Hang Seng.

(5) The Annual Cap is the maximum aggregate annual value estimated by the Company based on the assumption explained below.

The annual consideration includes the rent, operating charges and promotion levy but exclusive of Government rates, to be paid in cash in advance on a monthly basis. Where the unexpired term of the New Lease is less than 1 year, the annual consideration will be calculated on a pro-rata basis. For the purpose of providing a more flexible basis for setting annual cap for the transaction in compliance of the disclosure requirements of the Listing Rules, the directors of the Company (the "Directors") have taken into account of the estimated market rental rates and the historic increment rates and possible changes in maintenance and management costs estimating any possible further adjustments of the operating charges and promotion levy and have determined accordingly the maximum Annual Cap of the New Lease for each of the financial years ending 31 December 2007, 2008, 2009, 2010, 2011, 2012 and 2013 as set out above.

The rent specified in the New Lease was determined on an arm's length basis based on prevailing market rates. Operating charges and promotion levy were determined in accordance with on-going Hysan rates generally applicable to its portfolio.

REASONS FOR THE TRANSACTION

Hang Seng is a well known financial institution listed on the Stock Exchange and has been a tenant of the Hysan Group at Lee Gardens Two for over 10 years. Hang Seng agrees to enter

into the New Lease to relocate and to expand the existing branch by leasing a larger area at the lower ground of the Lee Gardens Two. Upon effective of the New Lease, the leasing area of Hang Seng at Lee Gardens Two will be doubled.

Having taken into consideration of estimated market rental rates for premises of comparable locations (including factors such as shop frontage and floor levels), monthly rent for the new premises are considered to be at market level agreed by a willing landlord and a willing tenant on an arm's length basis.

Furthermore, according to the terms and conditions of the New Lease, the rent will be reviewed at the then prevailing market rate to be agreed by Barrowgate and Hang Seng for the last 3-year period of the New Lease from 15 October 2010 to 14 October 2013. As such, the income of Barrowgate from leasing the premises will be secured for a long term of 6 years at market rate. Therefore, notwithstanding that the Existing Lease is of a term of 3 years only, the entering into the New Lease is in line with Hysan Group's leasing strategies and corporate strategy of maximising its properties cashflow and value.

Additionally, leases with terms of 6 years have been entered into with a number of the existing independent third party tenants of Hysan Group who are of reputable and famous brands and are leasing shops with larger leasing area in the Group's retail portfolio.

The New Lease is entered into by the Hysan Group in the ordinary course of its business of leasing and in line with Hysan Group's corporate strategy of maximising its properties' cashflow and value.

Based on the above reasons and having considered the opinion from an independent financial adviser (as stated in the section "Regulatory Aspects" below), the Directors (including Independent non-executive Directors) are of the view that the New Lease and the terms (including the tenure) therein are on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that it was entered in the ordinary and usual course of business of Hysan Group after due negotiations and on arm's length basis with reference to the prevailing market conditions. The Directors (including Independent non-executive Directors) also believe that the maximum Annual Cap of the New Lease is fair and reasonable.

REGULATORY ASPECTS

Hang Seng is a substantial shareholder of Barrowgate holding 24.64% equity interest and hence a connected person of the Company under the Listing Rules. Accordingly, the New Lease will constitute continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules.

Given that each of the percentage ratios (other than the profit ratio) in respect of the New Lease on annual basis is less than 2.5%, the transaction falls under Rule 14A.34 of the Listing Rules and is only subject to the announcement, reporting and annual review requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

As required by Rule 14A.35(1), the period for the lease agreement must not exceed 3 years, except in special circumstances which are limited to cases where the nature of the transaction required the contract to be of duration longer than 3 years. Having considered all the facts and circumstances and in view of:

(i) the New Lease for a term of 6 years is in line with Hysan Group's leasing strategy;

(ii) a number of existing tenants of Hysan Group, who are of reputable and famous brands, are leasing in terms of 6 years;
(iii) a number of existing tenants of Hysan Group, who are leasing shops with larger leasing area in Hysan Group's retail portfolio, are leasing in terms of 6 years; and
(iv) other market comparables of premises leased by listed companies to their connected persons at terms exceeding 3 years,

Dao Heng Securities Limited, the independent financial adviser to the Board of Directors of Hysan, is of the view that:

(i) entering into the New Lease is in the interest of the Company;
(ii) the leasing term of the New Lease is in line with Hysan Group's normal business practice; and
(iii) the leasing term of the New Lease is in the normal business practice in the retail leasing industry.

As such, the term of the New Lease with duration longer than 3 years is required and it is normal business practice for lease of this type to be of such duration.

GENERAL

The Hysan Group's principal businesses are property investment, management and development and has a sizeable property portfolio in Hong Kong with one of its core business in property leasing.

Barrowgate is a 65.36% indirect non-wholly owned subsidiary of the Company. Its principal business is property investment.

Hang Seng is a substantial shareholder of Barrowgate holding 24.64% equity interest. Its principal business is the provision of banking and related financial services.

By Order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 15 October 2007

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Dr. Geoffrey Meou-tsen Yeh and Tom Behrens-Sorensen; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

RECEIVED

2007 OCT 29 A 11:19

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code: 00014)

NOTIFICATION

Continuing Connected Transaction

An announcement of Hysan Development Company Limited (the "Company") dated 15 October 2007 containing details of the subject matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and at the website of the Company at www.hysan.com.hk/eng/cmsdoc/announcement_c/e_CCT(15.10.07).pdf.

This notification merely serves to advise investors of the subject matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the subject matter.

The announcement is available for inspection to the public at no charge at the Company's registered office at 49/F., The Lee Gardens, 33 Hysan Avenue, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:30 p.m., Mondays to Fridays, from today until 30 October 2007. Copies will be provided upon request at no cost.

By Order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 15 October 2007

END